FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Notice of Resolutions at the 143rd Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 27, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 27, 2019

To Our Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions at the 143rd Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 143rd Ordinary General Meeting of Shareholders of the Company held today.

Matters reported on:

1. Business Report, Consolidated Financial Statements, and Unconsolidated Financial Statements for the 142nd fiscal year (from April 1, 2018 to March 31, 2019)

2. Audit Reports on the Consolidated Financial Statements for the 142nd fiscal year by the Accounting Auditors and the Audit and Supervisory Committee

The contents of these documents were reported.

Matters resolved:

<The Company’s proposals (First to Sixth Proposals)>

First Proposal:	Appropriation of Surplus
This item was approved as originally proposed. (The year-end dividend is 90 yen (JPY90.00) per share.)

Second Proposal:	Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members
As proposed, Christophe Weber, Masato Iwasaki, Andrew Plump, Masahiro Sakane, Olivier Bohuon, Ian Clark, Yoshiaki Fujimori, Steven Gillis and Toshiyuki Shiga were re-elected, Constantine Saroukos, Jean-Luc Butel and Shiro Kuniya were newly elected, and all twelve (12) Directors who are not Audit and Supervisory Committee Members assumed their respective offices.

Masahiro Sakane, Olivier Bohuon, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Toshiyuki Shiga, Jean-Luc Butel and Shiro Kuniya are External Directors defined in Article 2, item 15 of the Companies Act.

Third Proposal:	Election of Two (2) Directors who are Audit and Supervisory Committee Members
As proposed, Emiko Higashi and Michel Orsinger were newly elected, and both of two (2) Directors who are Audit and Supervisory Committee Members assumed their respective offices.
Emiko Higashi and Michel Orsinger are External Directors defined in Article 2, item 15 of the Companies Act.

Fourth Proposal:	Revisions Pertaining to the Amount and the Contents of Stock Compensation, etc. for Directors who are not Audit and Supervisory Committee Members
This item was approved as originally proposed to revise the contents of stock compensation, etc. for Directors (excluding Directors who are Audit and Supervisory Committee Members and Directors who are resident overseas and are not External Directors). Based on this revision, the Company will establish a trust having a trust term of 3 consecutive fiscal years as the Plan period, contribute no more than a total of 4,500 million yen per the Plan period for Directors who are not External Directors (excluding Directors who are Audit and Supervisory Committee Members and Directors resident overseas) and no more than a total of 300 million yen per the Plan period for External Directors (excluding Directors who are Audit and Supervisory Committee Members) to the trust respectively and provide the Companyʼs shares, etc. through the trust.

Fifth Proposal:	Revisions Pertaining to the Contents of Stock Compensation, etc. for Directors who are Audit and Supervisory Committee Members
This item was approved as originally proposed to revise the contents of stock compensation, etc. for Directors who are Audit and Supervisory Committee Members. Based on this revision, the Company will establish a trust having a trust term of 3 consecutive fiscal years as the Plan period, contribute no more than a total of 200 million yen to the trust and provide Directors who are Audit and Supervisory Committee Members with the Company’s shares, etc. through the trust.

Sixth Proposal:	Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
It was proposed and approved that the amount within 730 million yen in total be paid to the two (2) Directors (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year.

<Shareholders’ proposals (Seventh and Eighth Proposal)>

Seventh Proposal:	Partial Amendment to the Articles of Incorporation (Individual disclosure of the directors’ compensation)
This item was rejected.

Eighth Proposal:	Partial Amendment to the Articles of Incorporation (Adoption of a clawback clause)
This item was rejected.

End of Document

Payment of Dividends

Shareholders who have not designated an account for the automatic transfer of dividend payments are requested to accept their year-end dividends for the 142nd fiscal year at a nearby office of Japan Post Bank Co., Ltd. or Savings Counter of a nearby Post Office within the payment period using the “Receipt of Year-end Dividends” enclosed.
Shareholders who have designated an account for the automatic transfer of dividend payments are requested to confirm their dividend payments in the “Dividend Account Statement” and the “Confirmation of Designated Account for the Automatic Transfer of Dividend Payments” enclosed.

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